Exhibit 99.2

AMERICAS SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements
Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Americas Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars, unaudited)

	September 30,	December 31,
As at	2017	2016
Assets
Current assets
Cash and cash equivalents	$8,723	$24,055
Trade and other receivables (Note 5)	9,110	4,002
Inventories (Note 6)	7,847	6,618
Prepaid expenses	1,117	1,385
Available-for-sale investment	187	503
	26,984	36,563
Non-current assets
Restricted cash	325	151
Long-term investments	6	28
Property, plant and equipment (Note 7)	98,738	80,548
Total assets	$126,053	$117,290

Liabilities
Current liabilities
Trade and other payables	$9,081	$8,727
Credit facilities (Note 8)	-	7,758
Pre-payment facility (Note 9)	3,000	-
	12,081	16,485
Non-current liabilities
Other long-term liabilities	1,097	882
Pre-payment facility (Note 9)	12,000	-
Post-employment benefit obligations	8,192	8,116
Decommissioning provision	4,286	3,829
Deferred tax liabilities (Note 14)	950	834
Total liabilities	38,606	30,146

Equity
Share capital (Note 10)	204,550	202,191
Equity reserve	34,892	34,400
Foreign currency translation reserve	6,195	6,454
Changes in available-for-sale investment	55	237
Deficit	(158,245)	(156,138)
Total equity	87,447	87,144

Total liabilities and equity	$126,053	$117,290

Contingencies (Note 17)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Condensed Interim consolidated statements of income (loss) and comprehensive income (loss)
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

Revenue	$9,814	$16,787	$42,234	$44,471

Cost of sales (Note 12)	(7,694)	(11,346)	(30,357)	(34,213)
Depletion and amortization (Note 7)	(1,715)	(2,014)	(5,795)	(5,410)
Care, maintenance and restructuring costs	(136)	(139)	(589)	(830)
Corporate general and administrative (Note 13)	(1,515)	(1,035)	(4,777)	(3,770)
Exploration costs	(1,307)	(647)	(1,915)	(1,553)
Accretion on decommissioning provision	(45)	(36)	(134)	(112)
Interest and financing income (expense)	19	(576)	(594)	(1,646)
Foreign exchange gain (loss)	(181)	(37)	(72)	312
Loss on disposal of assets (Note 7)	-	(20)	-	(20)
Gain (loss) on available-for-sale investment	(3)	-	8	(132)
Income (loss) before income taxes	(2,763)	937	(1,991)	(2,903)
Income tax recovery (expense) (Note 14)	(9)	103	(116)	100
Net income (loss)	(2,772)	1,040	(2,107)	(2,803)

Other comprehensive income (loss)
Items that may be reclassified subsequently
to net income (loss)
Foreign currency translation reserve	(49)	(237)	(259)	(1,092)
Change in fair value of available-for-sale securities	(38)	(58)	(182)	181
Other comprehensive loss	(87)	(295)	(441)	(911)
Comprehensive income (loss)	$(2,859)	$745	$(2,548)	$(3,714)

Income (loss) per share
Basic	(0.07)	0.03	(0.05)	(0.09)
Diluted	(0.07)	0.02	(0.05)	(0.09)

Weighted average number of common shares
outstanding
Basic (Note 11)	40,137,013	38,576,531	39,862,124	31,881,479
Diluted (Note 11)	40,137,013	41,705,594	39,862,124	31,881,479

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Condensed interim consolidated statements of changes in equity
For the nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, except share amounts, unaudited)

				Foreign	Changes in fair
				currency	value of
	Share capital		Equity	translation	available-for-		Total
	Shares (000s)	Amount	reserve	reserve	sale investment	Deficit	equity

Balance at January 1, 2016	28,935	$181,143	$28,452	$7,788	$-	$(152,538)	$64,845
Net loss for the period	-	-	-	-	-	(2,803)	(2,803)
Other comprehensive (loss) income for the period	-	-	-	(1,092)	181	-	(911)
Share-based payments (Note 10)	-	-	482	-	-	-	482
Shares and warrants issued on private placement	8,766	17,889	5,161	-	-	-	23,050
Tax effect on expiration of warrants	-	-	(61)	-	-	-	(61)
Proceeds from exercise of options and warrants	1,783	3,077	(1,118)	-	-	-	1,959
Warrants issued and amended	-	-	1,351	-	-	-	1,351
Balance at September 30, 2016	39,484	$202,109	$34,267	$6,696	$181	$(155,341)	$87,912

Balance at January 1, 2017	39,540	$202,191	$34,400	$6,454	$237	$(156,138)	$87,144
Net income for the period	-	-	-	-	-	(2,107)	(2,107)
Other comprehensive loss for the period	-	-	-	(259)	(182)	-	(441)
Share-based payments (Note 10)	-	-	1,241	-	-	-	1,241
Proceeds from exercise of options and warrants	1,264	2,359	(749)	-	-	-	1,610
Balance at September 30, 2017	40,804	$204,550	$34,892	$6,195	$55	$(158,245)	$87,447

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Condensed interim consolidated statements of cash flows
For the nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unaudited)

	September 30,	September 30,
	2017	2016
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(2,107)	$(2,803)
Adjustments for the following non-cash items:
Depletion and amortization	5,795	5,410
Deferred income tax expense (recovery)	116	(100)
Accretion on decommissioning provision	134	112
Share-based payments	1,568	1,185
Unrealized loss on long-term investments	22	-
Provision on other long-term liabilities	163	188
Deferred costs on credit facilities	173	700
Net charges on post-employment benefit obligations	76	348
Loss on disposal of assets	-	20
Loss (gain) on available-for-sale investment	(8)	134
	5,932	5,194
Changes in non-cash working capital items:
Trade and other receivables	(5,108)	(843)
Inventories	(1,229)	1,664
Prepaid expenses	94	(796)
Trade and other payables	79	(3,397)
Net cash generated from (used in) operating activities	(232)	1,822

Investing activities
Expenditures on property, plant and equipment	(5,532)	(3,350)
Net development costs on San Rafael	(11,482)	(127)
Net development costs on El Cajón	460	(35)
Purchase of San Felipe property option	(7,108)	-
Net cash used in investing activities	(23,662)	(3,512)

Financing activities
Sale of available-for-sale investment	163	89
Financing from (repayments to) credit facilities	(8,005)	1,900
Financing from pre-payment facility	15,000	-
Proceeds from private placement	-	23,787
Proceeds from exercise of options and warrants	1,610	1,959
Net cash generated from financing activities	8,768	27,735

Effect of foreign exchange rate changes on cash	(206)	(795)
Increase (decrease) in cash and cash equivalents	(15,332)	25,250
Cash and cash equivalents, beginning of period	24,055	1,319
Cash and cash equivalents, end of period	$8,723	$26,569

Cash and cash equivalents consist of:
Cash	$8,723	$23,569
Term deposits	-	-
	$8,723	$23,569

Interest paid during the period	$925	$853

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.   Corporate information
Americas Silver Corporation (the “Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2017 were approved and authorized for issue by the Board of Directors of the Company on November 14, 2017.
2.   Basis of presentation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2016. These unaudited condensed interim consolidated financial statements were prepared on a going concern basis.
3.   Changes in accounting policies and recent accounting pronouncements
The following are future changes in accounting policies not yet effective as at September 30, 2017:

(i)            Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” (“IAS 39”). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is assessing the impact of this standard and do not anticipate the Company’s consolidated financial statements to be significantly affected by IFRS 9.

(ii)            Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard and do not anticipate the Company’s consolidated financial statements to be significantly affected by IFRS 15.

(iii)            Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

4.   Significant accounting judgments and estimates
The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.
In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2016.
5.   Trade and other receivables
	September 30,	December 31,
	2017	2016

Trade receivables	$6,233	$2,126
Value added taxes receivable	2,671	1,638
Other receivables	206	238
	$9,110	$4,002

6.   Inventories
	September 30,	December 31,
	2017	2016

Concentrates	$1,261	$1,266
Ore stockpiles	1,517	161
Spare parts and supplies	5,069	5,191
	$7,847	$6,618

The amount of inventories recognized as an expense was $7.7 million during the three-month period ended September 30, 2017 (2016: $11.3 million) and $30.4 million during the nine-month period ended September 30, 2017 (2016: $34.2 million). The concentrate inventory and spare parts and supplies write-down to net realizable value included in cost of sales was nil and $0.2 million, respectively, during the three-month period ended September 30, 2017 (2016: nil and nil, respectively) and $0.1 million and $0.2 million, respectively, during the nine-month period ended September 30, 2017 (2016: $0.6 million and nil, respectively).

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

7.   Property, plant and equipment
				Corporate
	Mining	Non-producing	Plant and	office
	interests	properties	equipment	equipment	Total

Cost
Balance at January 1, 2016	$63,954	$75,746	$38,196	$161	$178,057
Assets acquired	4,569	1,583	1,817	3	7,972
Change in decommissioning provision	(952)	61	-	-	(891)
Disposals	-	-	-	(83)	(83)
Balance at December 31, 2016	67,571	77,390	40,013	81	185,055
Assets acquired	4,195	11,164	1,191	4	16,554
Property purchase option acquired	-	7,108	-	-	7,108
Change in decommissioning provision	237	86	-	-	323
Balance at September 30, 2017	$72,003	$95,748	$41,204	$85	$209,040

Accumulated depreciation
and depletion
Balance at January 1, 2016	$28,298	$50,502	$18,305	$77	$97,182
Depreciation/depletion for the year	3,112	-	4,261	15	7,388
Disposals	-	-	-	(63)	(63)
Balance at December 31, 2016	31,410	50,502	22,566	29	104,507
Depreciation/depletion for the period	3,251	-	2,537	7	5,795
Balance at September 30, 2017	$34,661	$50,502	$25,103	$36	$110,302

Carrying value
at December 31, 2016	$36,161	$26,888	$17,447	$52	$80,548
at September 30, 2017	$37,342	$45,246	$16,101	$49	$98,738

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million to Santacruz plus an initial option payment of $2 million to Hochschild, plus applicable VAT, was paid with cash on hand by the Company in March while the final option payment of $8 million, plus applicable VAT, is payable to Hochschild on or before December 15, 2017.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment or impairment reversal indicators were identified for the nine-month period ended September 30, 2017.

The amount of borrowing costs capitalized as property, plant and equipment was $0.2 million during the three-month period ended September 30, 2017 (2016: nil) and $0.5 million during the nine-month period ended September 30, 2017 (2016: nil).
8.   Credit facilities
On August 7, 2013, the Company signed a credit agreement with Royal Capital Management Corp. as security agent, and certain lenders (the “RCM Credit Agreement”). The RCM Credit Agreement provided for the issuance of notes with an aggregate principal amount of $6.4 million ($8.5 million CAD) maturing in December 2017 at an interest rate of 12% per annum payable on a monthly basis. On March 30, 2017, the remaining principal portion of the RCM Credit Agreement of $5.6 million was repaid in full.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a lender (the “Subordinated Facility”) for principal amount of $1.0 million for a term of one year at an interest rate of 12% per annum payable on a monthly basis beginning on the sixth month following closing. On September 26, 2016, the remaining principal portion of the Subordinated Facility of $0.7 million was repaid in full.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders (the “New Credit Facility”) for principal amount of $2.9 million for a term of one year at an interest rate of 10% per annum payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity. On October 3, 2016, the principal portion for one lender of the New Credit Facility of $1.3 million was repaid in full. On February 10, 2017, the remaining principal portion for the other lender of New Credit Facility of $1.6 million was repaid in full on maturity.
9.   Pre-payment facility
On January 29, 2017, the Company entered into a pre-payment facility for $15.0 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico (the “Pre-Payment Facility”). The Pre-Payment Facility was drawn in full on March 30, 2017, has a term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15.0 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael project where Glencore will pay for the concentrates at the prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges. Principal on the Pre-Payment Facility will be repaid beginning in January 2018 as an additional tonnage charge on shipments of concentrate with minimum annual principal repayments of $4.0 million during 2018, $5.5 million during 2019, and $5.5 million during 2020.
10.   Share capital
On December 21, 2016 the Company completed a share consolidation of issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts have been adjusted retrospectively to reflect the share consolidation.

a.   Authorized

Authorized share capital consists of an unlimited number of common shares.

On June 9, 2016, the Company completed a private placement of 5,555,555 units at a price of $3.60 CAD per unit for total gross proceeds of $15.7 million. Each unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years. As part of the private placement, 388,886 broker warrants were issued to the Company’s brokers where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 9, 2016.

On June 14, 2016, the Company completed a private placement of 3,210,416 subscription receipts at a price of $3.60 CAD per subscription receipt for total gross proceeds of $9.0 million. The gross proceeds from subscription receipts were held in escrow pending the satisfaction of certain regulatory and shareholder approvals for the exchange of subscription receipts for units.

The Company received the necessary approvals on July 20, 2016 and completed the exchange of 3,210,416 subscription receipts for units in connection with the above private placement on June 14, 2016. Each unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years. As part of the private placement, 224,728 broker warrants were issued to the Company’s brokers where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 14, 2016.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	September 30,	December 31,
	2017	2016

Issued
40,804,498 (2016: 39,540,384) common shares	$204,550	$202,109

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

		September 30,		December 31,
		2017		2016
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	1,771	$4.64	1,516	$9.50
Granted	1,058	3.86	808	2.09
Exercised	(261)	3.22	(93)	3.12
Expired	(252)	17.31	(460)	16.50
Balance, end of period	2,316	$3.06	1,771	$4.64

The following table summarizes information on stock options outstanding and exercisable as at September 30, 2017:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

2.00 to 3.00	1.03	1,163	$2.14	899	$2.17
3.01 to 4.00	2.32	1,050	3.85	350	3.85
4.01 to 5.00	2.00	25	4.59	14	4.63
5.01 to 6.00	0.66	78	5.65	78	5.65
		2,316	$3.06	1,341	$2.84

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

c.   Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the nine-month period ended September 30, 2017 was $1.58 (2016: $1.08).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

Expected stock price volatility (1)	81%	84%	83%	83%
Risk free interest rate	1.30%	0.54%	0.87%	0.47%
Expected life	3 years	3 years	3 years	3 years
Expected forfeiture rate	3.67%	4.64%	4.18%	4.97%
Expected dividend yield	0%	0%	0%	0%

Share-based payments included in cost of sales	$-	$-	$-	$19
Share-based payments included in general and
administrative expenses	278	113	1,241	463
Total share-based payments	$494	$113	$1,241	$482

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.   Warrants

The warrants that are issued and outstanding as at September 30, 2017 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
802,595	4.68	Jul 2016	Jun 14, 2021
224,728	4.20	Jul 2016	Jun 14, 2018
1,388,883	4.68	Jun 2016	Jun 9, 2021
388,886	4.20	Jun 2016	Jun 9, 2018
1,537,355	1.20	Feb 2016	Feb 10, 2019
307,777	1.20	Nov 2015	Nov 10, 2018
29,166	1.56	Aug 2015	Aug 26, 2018
225,697	3.00	Aug 2015	Aug 26, 2018
445,553	1.56	May 2015	May 27, 2018
509,203	2.76	Dec 2014	Dec 22, 2017
5,859,843

The 388,886 warrants issued in June 2016 are broker warrants where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 9, 2016.

The 224,728 warrants issued in July 2016 are broker warrants where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 14, 2016.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

e.   Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other payables and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at September 30, 2017, 210,388 (December 31, 2016: 423,096) restricted share units are outstanding at an aggregate value of $0.9 million (December 31, 2016: $1.0 million).
11.   Weighted average basic and diluted number of common shares outstanding
	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

Basic weighted average number of shares	40,137,013	38,576,531	39,862,124	31,881,479
Effect of dilutive stock options and warrants	-	3,129,063	-	-
Diluted weighted average number of shares	40,137,013	41,705,594	39,862,124	31,881,479

Diluted weighted average number of common shares for the three-month period ended September 30, 2017 excludes 2,316,264 anti-dilutive stock options (2016: 1,028,501) and 5,859,843 anti-dilutive warrants (2016: nil), and excludes 2,316,264 anti-dilutive stock options (2016: 1,770,783) and 5,859,843 anti-dilutive warrants (2016: 6,918,793) for the nine-month period ended September 30, 2017.
12.   Cost of sales
Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

Salaries and employee benefits	$5,277	$5,792	$16,544	$16,948
Raw materials and consumables	2,560	4,249	10,105	11,457
Utilities	772	999	3,006	3,069
Other costs	343	357	1,931	1,075
Changes in inventories	(1,258)	(51)	(1,229)	1,664
	$7,694	$11,346	$30,357	$34,213

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

13.   Corporate general and administrative expenses
Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

Salaries and employee benefits	$423	$415	$1,306	$1,255
Directors’ fees	72	64	196	189
Share-based payments	521	177	1,568	1,166
Professional fees	102	130	511	340
Office and general	397	249	1,196	820
	$1,515	$1,035	$4,777	$3,770

14.   Income taxes
Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the nine-month period ended September 30, 2017 was 26.5% and for the year ended December 31, 2016 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	September 30,	December 31,
	2017	2016

Property, plant and equipment	$884	$972
Total deferred tax liabilities	884	972

Tax losses	-	-
Other	66	138
Total deferred tax assets	66	138
Net deferred tax liabilities	$950	$834

15.   Financial risk management
a.   Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)            Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of September 30, 2017, the Company’s exposure to credit risk with respect to trade receivables amounts to $6.2 million (December 31, 2016: $2.1 million). The Company believes credit risk for Mexican Value Added Taxes of $2.7 million (December 31, 2016: $1.6 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no receivables that are past due and the Company has no allowance for doubtful accounts at September 30, 2017 and December 31, 2016.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

(ii)            Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	September 30, 2017
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$9,081	$9,081	$-	$-	$-
Pre-payment facility	15,000	3,000	10,625	1,375	-
Interest on pre-payment facility	1,749	863	872	14	-
Leases	1,546	356	565	517	108
Other long-term liabilities	1,097	-	149	-	948
	$28,473	$13,300	$12,211	$1,906	$1,056

(iii)            Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is not subject to significant interest rate risk as the existing credit facilities have a fixed interest rate.

(2)	Currency risk

As at September 30, 2017, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Financial instruments that may impact the Company’s net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at September 30, 2017
	CAD	MXP

Cash and cash equivalents	$785	$2,129
Trade and other receivables	13	2,827
Trade and other payables	1,178	3,869

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As at September 30, 2017, the CAD/USD and MXP/USD exchange rates were 1.25 and 18.20, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates for the nine-month period ended September 30, 2017 is included in the following table:’

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$543	$612
Other comprehensive loss	(100)	126

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at September 30, 2017, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.6 million. The Company has not used derivatives to manage its exposure to price risk during the period.

b.   Fair values

The fair value of cash, restricted cash, trade and other payables, credit facilities and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

•
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•	Available-for-sale investment: Investment in publicly quoted equity securities have been marked to market based on the trading price as at September 30, 2017.
•
Long-term investments: The fair value of long-term investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

•
Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	September 30,	December 31,
	2017	2016

Level 1
Cash and cash equivalents	$8,723	$24,055
Restricted cash	325	151
Available-for-sale investment	187	503
Long-term investments	6	28

Level 2
Trade and other receivables	9,110	4,002
Credit facilities	-	7,758
Pre-payment facility	15,000	-

16.   Segmented and geographic information, and major customers
a.   Segmented information

The Company’s operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information

All revenues from sale of concentrates for the three-month and nine-month periods ended September 30, 2017 and 2016 were earned in Mexico and the United States.

The following segmented information is presented as at September 30, 2017 and December 31, 2016, and for the three-month and nine-month periods ended September 30, 2017 and 2016.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	As at September 30, 2017				As at December 31, 2016
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Cash and cash equivalents	$6,595	$1,227	$901	$8,723	$1,875	$3,511	$18,669	$24,055
Trade and other receivables	6,060	3,036	14	9,110	2,855	1,106	41	4,002
Inventories	5,265	2,582	-	7,847	3,738	2,880	-	6,618
Prepaid expenses	305	417	395	1,117	840	353	192	1,385
Available-for-sale investment	-	-	187	187	-	-	503	503
Restricted cash	174	151	-	325	-	151	-	151
Long-term investments	-	-	6	6	-	-	28	28
Property, plant and equipment	58,934	39,756	48	98,738	42,474	38,022	52	80,548
Total assets	$77,333	$47,169	$1,551	$126,053	$51,782	$46,023	$19,485	$117,290

Trade and other payables	$4,610	$3,053	$1,418	$9,081	$4,144	$2,422	$2,161	$8,727
Other long-term liabilities	-	493	604	1,097	-	448	434	882
Credit facilities	-	-	-	-	-	-	7,758	882
Pre-payment facility	15,000	-	-	15,000	-	-	-	-
Post-employment benefit obligations	-	8,192	-	8,192	-	8,116	-	8,116
Decommissioning provision	2,235	2,051	-	4,286	1,834	1,995	-	3,829
Deferred tax liabilities	950	-	-	950	834	-	-	834
Total liabilities	$22,795	$13,789	$2,022	$38,606	$6,812	$12,981	$10,353	$30,146

	Three-month period ended September 30, 2017				Three-month period ended September 30, 2016
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total
Revenue	$2,650	$7,164	$-	$9,814	6,424	$10,363	$-	$16,787
Cost of sales	(343)	(7,351)	-	(7,694)	(4,349)	(6,997)	-	(11,346)
Depletion and amortization	(707)	(1,005)	(3)	(1,715)	(1,023)	(989)	(2)	(2,014)
Care, maintenance and restructuring costs	-	(136)	-	(136)	(33)	(106)	-	(139)
Corporate general and administrative	-	-	(1,515)	(1,515)	-	-	(1,035)	(1,035)
Exploration costs	(1,180)	(127)	-	(1,307)	(277)	(370)	-	(647)
Accretion on decommissioning provision	(35)	(10)	-	(45)	(27)	(9)	-	(36)
Interest and financing income (expense)	21	-	(2)	19	(1)	-	(575)	(576)
Foreign exchange gain (loss)	(187)	-	6	(181)	(4)	-	(33)	(37)
Loss on disposal of assets	-	-	-	-	-	-	(20)	(20)
Loss on available-for-sale investment	-	-	(3)	(3)	-	-	-	-
Income (loss) before income taxes	219	(1,465)	(1,517)	(2,763)	710	1,892	(1,665)	937
Income tax recovery (expense)	(9)	-	-	(9)	103	-	-	103
Net income (loss) for the period	$210	$(1,465)	$(1,517)	$(2,772)	$813	$1,892	$(1,665)	$1,040

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2017 and 2016
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Nine-month period ended September 30, 2017				Nine-month period ended September 30, 2016
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total
Revenue	$16,975	$25,259	$-	$42,234	$17,612	$26,859	$-	$44,471
Cost of sales	(7,576)	(22,781)	-	(30,357)	(13,173)	(21,040)	-	(34,213)
Depletion and amortization	(2,862)	(2,925)	(8)	(5,795)	(2,546)	(2,853)	(11)	(5,410)
Care, maintenance and restructuring costs	(60)	(362)	(167)	(589)	(407)	(324)	(99)	(830)
Corporate general and administrative	-	-	(4,777)	(4,777)	-	-	(3,770)	(3,770)
Exploration costs	(1,615)	(300)	-	(1,915)	(646)	(907)	-	(1,553)
Accretion on decommissioning provision	(103)	(31)	-	(134)	(81)	(31)	-	(112)
Interest and financing income (expense)	94	-	(688)	(594)	1	-	(1,647)	(1,646)
Foreign exchange gain	(161)	-	89	(72)	324	-	(12)	312
Loss on disposal of assets	-	-	-	-	-	-	(20)	(20)
Gain on available-for-sale investment	-	-	8	8	-	-	(132)	(132)
Income (loss) before income taxes	4,692	(1,140)	(5,543)	(1,991)	1,084	1,704	(5,691)	(2,903)
Income tax recovery (expense)	(116)	-	-	(116)	100	-	-	100
Net income (loss) for the period	$4,576	$(1,140)	$(5,543)	$(2,107)	$1,184	$1,704	$(5,691)	$(2,803)

c.   Major customers

For the three-month period ended September 30, 2017, the Company sold concentrates to two customers (2016: three customers), with each customer accounting for 86% and 14% (2016: 61%, 27%, and 12%) of revenues, respectively. For the nine-month period ended September 30, 2017, the Company sold concentrates to two customers (2016: three customers), with each customer accounting for 72% and 28% (2016: 60%, 31%, and 9%) of revenues, respectively.
17.   Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $10.8 million (MXP 196.8 million), of which $4.6 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.2 million (MXP 94.6 million) of their original reassessment. The remaining $5.6 million (MXP 102.2 million) consists of $4.6 million (MXP 84.4 million) related to transactions with certain suppliers and $1.0 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $1.0 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.6 million (MXP 84.4 million), if denied, would be offset by available tax losses. No amount has been recognized in the consolidated financial statements as the Company believes it is not likely that the reassessment will be upheld by the Tax Court. The Company filed an amparo lawsuit against the resolution and it waits for final resolution by the tax authorities currently under motion for review.